EXHIBIT 99.1

Intermap Completes Acquisition of PCI Geomatics

Accelerates Intermap’s technology roadmap into distributed edge processing and microservices, extending proven and secure AI/ML analytics across thousands of autonomous geospatial workflows

Doubles recurring revenue, opening new commercialization pathways for Intermap’s AI/ML-driven image processing and downstream products, including solution enhancements for 30,000+ existing licenses in the commercial space market

Speeds delivery of decision-ready intelligence throughout Intermap’s asset-light platform, integrating our AI/ML analytics, large-scale, real-time, multi-domain 3D data with value-added software and APIs spanning complete-spectrum remote sensing on Earth, in the air, under sea and in space

Introducing 2027 commercial revenue guidance of $12–$15 million (+100% growth), with 50%+ contribution margins

DENVER, Oct. 07, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in multi-domain geospatial intelligence powered by proprietary 3D data and AI/ML analytics, today announced the completion of its acquisition of PCI Geomatics Group Inc. (“PCI,” operating as CATALYST).

PCI puts Intermap technology into thousands of existing workflows and brings processing closer to where customers use the data. The acquisition is expected to double Intermap’s recurring revenue, adds more than 30,000 installed licenses across over 150 countries that can benefit from our proven commercial-grade AI/ML analytics and significantly expands the Company’s global distribution. In addition, it extends Intermap’s capabilities from proprietary 3D data and AI/ML analytics into optical image processing and distributed edge processing, while creating SAR processing opportunities for PCI software, supporting $12–$15 million of commercial revenue in 2027.

Geospatial customers increasingly require faster autonomous edge-based solutions that deliver AI/ML-ready data that is sensor agnostic and incorporates better ground positioning with precise 3D context. This combination extends rapid, automated machine-to-machine processes, at scale, already proven effective and adopted throughout Intermap’s insurance segment. These capabilities reduce latency while improving data quality, oversight, security and sovereignty. PCI’s cloud-native applications and relationships across the commercial space ecosystem can now provide customers with accelerated decision-ready intelligence.

“Strong growth in our commercial verticals demonstrates that better data drives better decisions. Now we are pushing these capabilities closer to the edge through the software and agreements already in our customers’ hands, without disruption to workflows, enabling access to the world’s best 3D data, where and when our customers need it. By extending Intermap’s capabilities through PCI applications installed globally, we give customers a complete offering—from sourcing the data and imagery they need faster, to providing decision-ready intelligence, with better results,” said Patrick A. Blott, Chairman and CEO of Intermap. “Our priority is to deliver those solutions and turn our vertically integrated technology stack into accelerated growth.”

The acquisition broadens Intermap’s capabilities and customer reach across government, defense and commercial markets. The Company intends to expand access to its data and analytics through cloud-native applications, APIs and Data-as-a-Service, while developing solutions that connect PCI’s image processing capabilities with Intermap’s AI/ML models, SAR processing technologies and archive to generate decision-ready intelligence within customers’ existing workflows.

“Our customers need to turn imagery into information they can use,” said June McAlarey, President and CEO of PCI and Executive Vice President of Intermap responsible for the commercial business. “Combining PCI’s distributed edge processing capabilities with Intermap’s proprietary 3D data, processing and analytics gives us more ways to solve those problems and reduce latencies.”

Transaction and financial outlook
Intermap acquired all outstanding PCI shares it did not already own by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”). Completion of the Arrangement followed PCI shareholder approval of the Arrangement on September 25, 2026 and a final order of the Ontario Superior Court of Justice (Commercial List) dated September 28, 2026. The transaction closed on October 7, 2026. Intermap used $7.7 million of cash to complete the transaction.

At closing, available liquidity was approximately $14 million, excluding more than $150 million of third-party credit support, arranged for Indonesia’s outstanding and binding RFB procurement. For the year ending December 31, 2027, Intermap expects commercial revenue of $12–$15 million and Adjusted EBITDA1 of approximately $5 million. This outlook assumes no contribution from government procurements, which have uncertain timing, including in Indonesia. Due to timing uncertainties, these government programs will not factor into revenue guidance this year or next, prior to their contract award.

Investor call
Intermap will host an investor call with CEO Patrick Blott on October 8, 2026 at 5:00 pm ET to discuss the acquisition and the combined company’s outlook. Investors can register here. The presentation and replay will be available on Intermap’s investor relations page.

Unless otherwise indicated, all dollar or “$” references are expressed in USD.

Intermap Reader Advisory
Certain statements in these materials are forward-looking, including statements about the anticipated benefits of the Arrangement, expectations with respect to the performance of the combined company, including its recurring revenue, expanded global distribution and commercial growth, and the Company’s expected 2027 financial performance. The words “will,” “intend,” “expect” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed in Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

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1 Adjusted EBITDA is a non-GAAP measure. See “Non-GAAP Measures” below.

Non-GAAP Measures
This news release makes reference to certain non-GAAP measures such as “Adjusted EBITDA.” These non-GAAP measures are not recognized, defined or standardized measures under IFRS as issued by the IASB. The Company’s definition of Adjusted EBITDA will likely differ from that used by other companies and therefore comparability may be limited. Adjusted EBITDA should not be considered a substitute for or in isolation from measures prepared in accordance with GAAP. Readers should not place undue reliance on non-GAAP measures and should instead view them in conjunction with the most comparable GAAP financial measures.

Adjusted EBITDA is a non-GAAP measure. EBITDA consists of net loss and excludes financing costs, financing income, taxes, depreciation and amortization. Adjusted EBITDA also excludes share-based compensation and foreign currency translation. The Company believes that Adjusted EBITDA provides additional information of the Company’s operations on a continuing basis by eliminating certain non-cash and non-operating charges. See “Reconciliation of Non-GAAP Measures” in the Company’s Management’s Discussion and Analysis for the quarter ended June 30, 2026 filed on SEDAR+ and EDGAR for a reconciliation of Adjusted EBITDA from its most directly comparable measure calculated in accordance with IFRS, net loss, which reconciliation is incorporated by reference herein.

About Intermap Technologies
Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI/ML analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap's proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

About CATALYST (PCI)
PCI (DBA CATALYST) is a world-leading developer of software and systems for remote sensing, imagery processing, and photogrammetry. With 45 years of experience in the geospatial industry, CATALYST is recognized globally for its excellence in providing software for accurately and rapidly processing satellite and aerial imagery, with more than 30,000 licenses in over 150 countries worldwide.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266